Filed pursuant to Rule 424(b)(3)

Registration No. 333-271003

Registration No. 333-271483

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 27, 2023)

This prospectus supplement, dated December 29, 2023 (the “Supplement”), filed by ENDRA Life Sciences Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated April 27, 2023 (as amended and supplemented from time to time, the “Prospectus”), included as part of the Company’s Registration Statement on Form S-1 declared effective by the Securities and Exchange Commission on April 27, 2023. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.

The Prospectus relates to the Company’s outstanding warrants (the “Warrants”) to purchase up to 2,156,250 shares of our common stock, par value $0.0001 per share (the “Common Stock”), that were issued pursuant to the Underwriting Agreement entered into by the Company with Newbridge Securities Corporation (“NSC”) on April 27, 2023, as well as the shares of Common Stock issuable upon exercise of the Warrants.

Pursuant to Section 3(g) of the Common Stock Purchase Warrant (the “Warrant”; terms used but not defined herein have the meanings assigned to them in the Warrant and that certain Warrant Agency Agreement, by and between the Company and VStock Transfer, LLC (“VStock”), dated as of May 2, 2023), the Exercise Price of the Warrants may be reduced to any amount and for any period of time deemed appropriate by the board of directors of the Company (the “Board”). The Board has approved the reduction of the Exercise Price of the Warrants from $1.40 per share of Common Stock to $0.70 per share of Common Stock (the “Reduced Exercise Price”) for Warrants exercised prior to 4:00 p.m. ET on January 10, 2024.

If all of the outstanding Warrants are exercised at the Reduced Exercise Price, the Company would receive net proceeds, before expenses, of approximately $1.4 million.

Holders interested in exercising their Warrants at the Reduced Exercise Price should contact Newbridge Securities Corporation, Attn: Equity Syndicate Department, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432, email: syndicate@newbridgesecurities.com, telephone: (877) 447-9625. NSC will be paid 7.0% of the proceeds received from exercises of Warrants at the Reduced Exercise Price.

The information in this Supplement modifies and supersedes, in part, the information contained in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements. You should read the entire Prospectus, as supplemented hereby, and any amendments or supplements carefully before you make an investment decision.

The Company’s Common Stock is listed on the Nasdaq Capital Market under the symbol “NDRA.” On December 28, 2023, the last reported sale of the Common Stock on the Nasdaq Capital Market was $2.01 per share.

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully review and consider all of the information set forth in the Prospectus and the documents incorporated by reference therein, including the risks and uncertainties described under “Risk Factors” beginning on page 13 of the Prospectus and the risk factors incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 29, 2023